FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, October 27, 2016 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the third quarter of 2016 (3Q16). The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2015, except where stated otherwise.

Third-quarter 2016 Results

Consolidated net sales reached R$15.1 billion, driven mainly by the following factors:

o  Assaí’s total sales growth accelerates to 45.7%, with double-digit SSS growth

o  Extra’s sales volume and market share begin to recover, primarily in the Hyper format

o  Via Varejo’s sales growth outperforms the market average

o  40 stores opened in the last 12 months

Consolidated adjusted EBITDA of R$619 million, with margin of 4.1%, an improvement compared to 2Q16(a):

o  Multivarejo’s adjusted EBITDA margin expands 140 bps, driven by the 230 bps recovery in EBITDA margin at Extra stores vs. 2Q16(a)

o  Assaí’s existing and new store base posts a solid performance, supporting Adjusted EBITDA growth of 62.2%

o  Via Varejo’s adjusted EBITDA margin(a) expands 140 bps to 3.6%, reflecting its capacity to adapt to market conditions

Solid cash position of R$5.2 billion(b) in highly liquid resources, besides R$1.3 billion in pre-approved/confirmed credit facilities. Reduction of net debt of brick-and-mortar stores compared to June 2016:

o  Improvement in Food segment of R$130 million(b), even with the organic expansion at Assaí

o  Via Varejo continues to strengthen its solid financial position, with improvement of R$180 million(b)(c)

Multivarejo:

o   Effectiveness of new commercial strategy confirmed by a stronger sales trend at Extra (Hyper and Super), with Extra Hiper's SSS growth accelerating 720 bps and its sales volume recovering 1210 bps vs. 1Q16, with market share volume gains in the Hyper format in the last 5 measurements (April to August);

o   Adjusted EBITDA of R$313 million with margin of 4.9%, up 140 bps from 2Q16(a), led by the strong decrease in SG&A. The highlight was the 230 bps EBITDA margin recovery at Extra stores (Hyper and Super)

o   Continued profitability at Pão de Açúcar and gradual improvement in the Proximity business

Assaí:

o   Strong growth of 45.7% in total sales: double-digit SSS growth, with solid double-digit growth in customer traffic and continued organic expansion

o   Focus on expansion: 8 stores under construction, including 2 conversions of Extra Hiper to Assaí

o   Adjusted EBITDA Margin of 4.4% (+40 bps vs. 3Q15), despite the opening of 12 stores in the last 12 months

o   Net income growth of 75.6% to R$65 million supported by the higher operational leverage

Via Varejo:

o   Consistent market share gains combined with growing profitability

o   Adjusted EBITDA margin expansion of 30 bps, demonstrating the better trend compared to 2Q16(a)

Cnova Brasil:

o   Expansion in marketplace share of GMV to 21.2% (up 930 bps vs. 3Q15), with significant acceleration when compared to previous quarters;

o   Focus on increasing traffic, capturing logistics efficiency gains and encouraging active clients to return.

 (a) Excluding non-recurring tax credits. (b) Includes credit card receivables available for sale, (c) Excludes CDCI.

	Consolidated (1)			Food Businesses			Via Varejo
(R$ million)(2)	3Q16	3Q15	Δ	3Q16	3Q15	Δ	3Q16	3Q15	Δ

GrossRevenue	16,816	15,933	5.5%	10,946	9,574	14.3%	4,667	4,615	1.1%
Net Revenue	15,094	14,458	4.4%	10,090	8,852	14.0%	4,060	4,077	-0.4%
Gross Profit	3,789	3,605	5.1%	2,238	2,126	5.2%	1,407	1,343	4.8%
GrossMargin	25.1%	24.9%	20 bps	22.2%	24.0%	-180 bps	34.7%	32.9%	180 bps
Selling, General and Adm. Expenses	(3,216)	(2,973)	8.2%	(1,787)	(1,619)	10.4%	(1,216)	(1,168)	4.2%
% of Net Revenue	21.3%	20.6%	70 bps	17.7%	18.3%	-60 bps	30.0%	28.6%	140 bps
Other Operating Revenue (Expenses)	(116)	(203)	-42.8%	(51)	(81)	-37.6%	(45)	(119)	-62.4%
EBITDA (3)	503	483	4.2%	428	455	-6.0%	163	77	112.0%
EBITDA Margin	3.3%	3.3%	0 bps	4.2%	5.1%	-90 bps	4.0%	1.9%	210 bps
Adjusted EBITDA(4)	619	686	-9.7%	478	536	-10.8%	208	196	6.0%
Adjusted EBITDA Margin	4.1%	4.7%	-60 bps	4.7%	6.1%	-140 bps	5.1%	4.8%	30 bps
Net Financial Revenue (Expenses)	(477)	(345)	38.4%	(241)	(205)	17.7%	(160)	(69)	133.3%
% of Net Revenue	3.2%	2.4%	80 bps	2.4%	2.3%	10 bps	3.9%	1.7%	220 bps
Net Income (Loss) - Company - continuing operations	(210)	(56)	274.2%	(14)	44	n.a.	(32)	(12)	160.9%
Net Margin	-1.4%	-0.4%	-100 bps	-0.1%	0.5%	-60 bps	-0.8%	-0.3%	-50 bps
Net Income (Loss) - Controlling Shareholders - continuing operations	(85)	12	n.a.	(12)	51	n.a.	(14)	(5)	160.9%
Net Margin	-0.6%	0.1%	-70 bps	-0.1%	0.6%	-70 bps	-0.3%	-0.1%	-20 bps
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (5)	(27)	108	n.a.	26	113	-77.2%	(1)	29	n.a.
Adjusted Net Margin	-0.2%	0.7%	-90 bps	0.3%	1.3%	-100 bps	0.0%	0.7%	-70 bps

(1) Due to the ongoing ownership restructuring, GPA will no longer control of Cnova NV activities outside Brazil. As a result, in September 2016, the net result after taxes from these activities was reported as a single line of the income statement and the balances of assets and liabilities as held-for-sale assets and discontinued operations. The September 2015 income statement has been adjusted using the same concept, in accordance with IFRS 5/CPC31. (2) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a ratio of net sales; (3) Earnings before interest, tax, depreciation and amortization; (4) EBITDA adjusted by the line “Other Operating Income and Expenses” to eliminate nonrecurring income and expenses. (5) Net Income Adjusted for the total of “Other Operating Income and Expenses,” which eliminates nonrecurring income and expenses, as well as the respective effects from associated income tax.

Sales Performance

		3Q16 x		1H16 x
		3Q15		1H15
(R$ million)	3Q16	Δ	1H16	Δ
Consolidated(1)	15,094	4.4%	30,887	0.6%
Food Businesses	10,090	14.0%	19,623	9.8%
Multivarejo (2)	6,354	1.1%	13,129	0.1%
Assaí	3,737	45.7%	6,495	36.6%
Non-Food Businesses (3)	5,057	-10.1%	11,295	-12.3%
Cnova (4)	944	-38.3%	2,253	-28.8%
Via Varejo (3)	4,113	0.4%	9,042	-6.9%

	3Q16	1H16
Consolidated (1)	1.9%	-1.7%
Multivarejo + Assaí	8.9%	5.3%
Via Varejo (3)	1.8%	-5.4%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar. Includes revenue from the leasing of commercial centers; (3) Includes revenue from intercompany transactions. (4) Due to the ongoing ownership restructuring, as announced on September 12, 2016, GPA will no longer control Cnova NV activities outside Brazil. As a result, at September 30, 2016, these activities are classified as discontinued operations, with a retrospective adjustment of sales through January 1, 2015, as required under IFRS 5/CPC31 – Non-current Assets Held for Sale and Discontinued Operations.

Sales Performance – Consolidated

▪  Consolidated net sales grew 4.4% to R$15.1 billion, supported by the recovery in sales at Multivarejo, the acceleration in sales growth at Assaí and the continued recovery at Via Varejo.

▪  The Food segment (Multivarejo + Assaí) posted strong growth in total net sales of 14.0%, driven by the acceleration in sales growth at Assaí (+45.7%) and by the gradual recovery in sales at Multivarejo (+1.1%) due to the better performance of Extra. Same-store sales growth in Food categories was 11.4%.

▪  Continued sales recovery at Via Varejo, with same-store sales growth of 1.8% and the marketplace share of GMV near the highest level ever, demonstrating the format’s capacity to adapt to current market conditions.

▪  Four stores opened in the quarter (3 Assaí and 1 Casas Bahia), bringing total store openings in the last 12 months to 40. At present, 14 stores are under construction: 8 Assaí stores, including 2 conversions from Extra Hiper, 1 Pão de Açúcar and 5 Minuto Pão de Açúcar stores. Higher-return formats remain the priority of both expansions and format conversions.

Food Segment (Multivarejo + Assaí)

▪  Net sales in the quarter were R$10.1 billion, advancing 14.0%, the strongest growth pace since 3Q14. Food categories posted total sales growth of 18.6%. This acceleration is explained by the continued strong growth of Assaí and by the sales recovery at Multivarejo, driven by the commercial actions implemented at Extra in 2Q16 . The opening of 36 stores in the last 12 months also helped drive sales growth in the period.

▪  Same-store sales growth in the Food segment was 8.9%, the best performance in three years, driven by sales volume growth at Multivarejo and the strong sales performance by Assaí, whose double-digit growth significantly outpaced inflation. Meanwhile, Food categories posted same-store sales growth of 11.4%.

▪  The better performance at Multivarejo reflects the initial results of the new commercial strategy implemented at Extra (Extra Super and Extra Hiper) during 2Q16 to reinforce the banner’s low-price reputation through the following actions:

-   “1,2,3 Savings Steps”: progressive discounts, starting with 20% on the purchase of the first unit and increasing to 33% on the third unit, to meet all the food, home care and personal care needs;

-   "Hyper Fair": competitive everyday prices in the Fresh Produce category; and

-   “The Lowest Price”: lowest price on a selection of staples.

▪  These three initiatives supported recoveries in sales and volumes in the food category at Extra, which registered an acceleration in same-store sales growth of 500 bps (from around 1% in 1H16 to over 6% in 3Q16). The banner will continue to focus on initiatives to grow its sales volume. The non-food category at Extra showed signs of recovery, though sales performance was still negative, in line with the market, reflecting the adverse macroeconomic scenario.

▪  The performance of Pão de Açúcar and Proximity stores (Minuto Pão de Açúcar and Minimercado Extra) was stable in the quarter compared to the first half of the year.

▪  Assaí registered net sales growth in the quarter of 45.7% to R$3.7 billion. The result reflects the strong double-digit growth in same-store sales, significantly outpacing inflation, as well as the substantial double-digit increase in customer traffic and organic expansion (12 new stores in the last 12 months). Another highlight is the continued growth in the format’s share of the Food segment, which already accounts for 37% of sales (vs. 29% in 3Q15).

Via Varejo

▪  Same-store sales growth of 1.8% and total sales growth of 0.4%, despite the impact from store closures in 2H15 and 1Q16. This growth was driven by the performance of the Technology category, especially mobile phones, televisions and washing machines, and by the continuation of the effective and unique product assortment at stores, which gives sales teams the tools needed to boost conversion rates. Financial services also helped the format maintain its contribution to total sales in the quarter.

▪  Via Varejo remains focused on improving its sales performance. This quarter, it found a better balance between sales growth, market share gain and profitability, despite the challenging macroeconomic scenario and the still weak market for electronics and home appliances.

▪  According to the Monthly Retail Survey (PMC) published by the IBGE, the furniture and electronics/home appliances market contracted by 6.8% in July compared to the same period in 2015, which, given the positive growth in net sales in 3Q16, suggests that Via Varejo continues to capture structural market share gains in both the specialty and total markets, despite the strategy adopted in 3Q16 to boost margins.

▪  Via Varejo will continue to focus on capturing operating efficiency gains at its stores by integrating the brick-and-mortar and e-commerce businesses, capturing the synergies already announced, continually improving the quality of customer service in both channels and monitoring the cost and expense structure to optimize its results and profitability in 2016 and the coming years.

Cnova

Due to the ongoing ownership restructuring, as announced through the material fact notice of September 12, 2016, GPA will no longer control Cnova NV activities outside Brazil. As a result, at September 30, 2016, these activities were classified as discontinued operations, with a retrospective adjustment of sales through January 1, 2015, as required under IFRS 5/CPC31 – Non-current Assets Held for Sale and Discontinued Operations.

▪  GMV in 3Q16 amounted to R$1.5 billion, down 24.2% from 3Q15. In addition to the severe impact from Brazil’s current macroeconomic conditions on consumer spending, the contraction is explained by the commercial dynamics adopted by Cnova Brasil in the quarter. Compared to 2Q16, and consistent with Via Varejo’s strategy, Cnova Brasil pursued a better balance between its GMV, market share and profitability in the quarter.

▪  The marketplace share of GMV reached 21.2% in 3Q16 (+930 bps vs. 3Q15).

▪  Customer traffic was stable compared to the same period last year at 210.8 million visits in 3Q16, 45.7% of which originated from mobile devices, compared to 32.4% in 3Q15.

▪  This quarter, Cnova Brasil focused exclusively on improving its customer service. This led to a reduction in cart abandonment rates to near zero and to a 39.6% drop in the customer contact rate (% of customers seeking assistance from the call center).

Operating Performance

Consolidated

(R$ million)	3Q16	3Q15	Δ	9M16	9M15	Δ

Gross Revenue	16,816	15,933	5.5%	51,343	49,867	3.0%
Net Revenue	15,094	14,458	4.4%	45,980	45,170	1.8%
Gross Profit	3,789	3,605	5.1%	11,599	11,382	1.9%
Gross Margin	25.1%	24.9%	20 bps	25.2%	25.2%	0 bps
Selling Expenses	(2,833)	(2,594)	9.2%	(8,635)	(7,885)	9.5%
General and Administrative Expenses	(383)	(379)	1.1%	(1,230)	(1,122)	9.7%
Selling, General and Adm. Expenses	(3,216)	(2,973)	8.2%	(9,866)	(9,007)	9.5%
% of Net Revenue	21.3%	20.6%	70 bps	21.5%	19.9%	160 bps
Equity Income	20	22	-8.2%	81	84	-3.0%
Other Operating Revenue (Expenses)	(116)	(203)	-42.8%	(679)	(286)	137.3%
Depreciation (Logistic)	27	32	-16.8%	84	97	-13.5%
EBITDA	503	483	4.2%	1,220	2,270	-46.3%
EBITDA Margin	3.3%	3.3%	0 bps	2.7%	5.0%	-230 bps
Adjusted EBITDA (1)	619	686	-9.7%	1,898	2,556	-25.7%
Adjusted EBITDA Margin	4.1%	4.7%	-60 bps	4.1%	5.7%	-160 bps

(1)      EBITDA adjusted for “Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses.

Due to the ongoing ownership restructuring, as announced through the material fact notice of September 12, 2016, GPA will no longer control of Cnova NV activities outside Brazil. As a result, in September 2016, the net result after taxes from these activities was reported as a single line of the income statement and the balances of assets and liabilities were reported as held-for-sale assets and discontinued operations. The September 2015 statements of income and cash flow have been adjusted using the same concept, in accordance with IFRS 5/CPC31.

Adjusted EBITDA reached R$619 million with margin of 4.1%, an evolution in compared to 2Q16 excluding tax credits mainly due to:

i)    Adjusted EBITDA margin expansion of 140 bps at Multivarejo to 4.9%, led by a 230 bps recovery in EBITDA margin at Extra stores compared to 2Q16. Assaí’s adjusted EBITDA margin expanded 40 bps, due to the solid performance of existing and new stores;

ii)   EBITDA margin expansion of 140 bps at Via Varejo to 3.6%, excluding non-recurring tax credits, demonstrating its capacity to adjust to market conditions.

Note that the end of tax relief under the law to benefit technology and IT products (Lei do Bem) generated a significant negative impact on Consolidated EBITDA margin in 3Q16 of 100 bps, which corresponds to approximately R$137 million. In 9M16, this impact corresponded to approximately R$430 million. Note that GPA is one of the segment’s only players to adopt this practice and continues to evaluate its position regarding the law, which should be concluded in 4Q16.

The main factors impacting EBITDA in the quarter were:

▪  Gross profit of R$3,789 million, with margin expansion of 20 bps to 25.1%, led by the shift in gross margin mix at each business, as follows:

(i)      Assaí: gross margin was practically stable compared to 3Q15 (14.5%), with margin gain of 10 bps;

(ii)     Multivarejo: margin contraction of 130 bps, due to the continued price competitiveness initiatives at Extra and to the change in consumer behavior arising from the current economic scenario;

(iii)    Via Varejo: margin expansion of 180 bps explained by the better balance among sales growth, market share gains and profitability, despite the challenging scenario and weak market;

▪  Selling, general and administrative expenses were R$3,216 million, increasing 8.2% in the quarter, in line with period inflation. The streamlining initiatives at Multivarejo and Via Varejo led expenses to increase significantly slower than inflation, by 4.4% and 4.2%, respectively. Assaí’s expenses increased 40.8%, still lagging sales growth, reflecting the strong organic expansion with 12 store openings in the last 12 months.

In the quarter, Other Operating Income and Expenses came to R$116 million, most of which involved expenses with integration and restructuring (R$ 77 million) and the result from property and equipment (R$20 million).

Multivarejo

(R$ million)	3Q16	3Q15	Δ	9M16	9M15	Δ

Gross Revenue	6,888	6,794	1.4%	21,124	20,991	0.6%
Net Revenue	6,354	6,287	1.1%	19,482	19,400	0.4%
Gross Profit	1,697	1,758	-3.5%	5,314	5,385	-1.3%
Gross Margin	26.7%	28.0%	-130 bps	27.3%	27.8%	-50 bps
Selling Expenses	(1,235)	(1,190)	3.8%	(3,889)	(3,635)	7.0%
General and Administrative Expenses	(175)	(161)	8.5%	(516)	(469)	10.0%
Selling, General and Adm. Expenses	(1,411)	(1,351)	4.4%	(4,405)	(4,105)	7.3%
% of Net Revenue	22.2%	21.5%	70 bps	22.6%	21.2%	140 bps
Equity Income	14	16	-11.3%	58	61	-5.3%
Other Operating Revenue (Expenses)	(42)	(80)	-48.2%	(308)	(184)	67.7%
Depreciation (Logistic)	13	12	7.7%	38	38	-0.4%
EBITDA	272	354	-23.3%	697	1,196	-41.7%
EBITDA Margin	4.3%	5.6%	-130 bps	3.6%	6.2%	-260 bps
Adjusted EBITDA (1)	313	434	-27.9%	1,005	1,380	-27.2%
Adjusted EBITDA Margin	4.9%	6.9%	-200 bps	5.2%	7.1%	-190 bps

 (1) EBITDA adjusted for “Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses

The effectiveness of the new commercial strategy was confirmed by the stronger sales trend at Extra (Hyper and Super), with Extra Hiper's same-store sales growth accelerating 720 bps and its sales volume recovering 1210 bps compared to 1Q16, with market share gains in volume in the Hyper format in the last 5 measurements (April to August).

On a total-store basis, net sales grew 1.1%, reflecting the closure of 41 stores, net of openings, in the last 12 months, which consisted of 25 convenience stores, 5 Extra Super and 3 Extra Hiper (2 stores to be converted into Assaí), in addition to 6 service stations and 2 drugstores.

Adjusted EBITDA came to R$313 million, with margin of 4.9%, expanding 140 bps from 2Q16 (excluding tax credits), due to the strong decrease in SG&A. The highlight was the 230 bps recovery in EBITDA margin at Extra stores (Hyper and Super).

The main factors influencing EBITDA in the period were:

▪  Gross profit of R$1,697 million, with margin of 26.7%, remains stable compared to 2Q16 (excluding tax credits). The decrease compared to 3Q15 reflects the price competitiveness initiatives implemented at Extra since 2Q16 and the changes in consumer habits due to the current economic scenario.

▪  Selling, general and administrative expenses fell 6.7% compared to 2Q16, to R$ 1,411 million, with the highlight the 7.9% decrease in selling expenses, which was mainly due to:

i)    5.4% reduction in personnel expenses due to the reviews of processes conducted at stores, which led to the streamlining of approximately 7,000 employees (FTE criteria) since the beginning of the year;

ii)   Streamlining of marketing efforts, leading to a decrease of 8.8%;

iii)  Energy efficiency projects led to a sharp drop in consumption that supported to a 19.1% decrease in electricity expenses.

Compared to 3Q15, SG&A expenses rose 4.4%, or by half the rate of inflation, reflecting the expense-streamlining projects.

Other Operating Income and Expenses came to R$42 million in the quarter and are mainly related to restructuring expenses and the result of property and equipment.

Assaí

(R$ million)	3Q16	3Q15	Δ	9M16	9M15	Δ

Gross Revenue	4,059	2,779	46.0%	11,104	7,922	40.2%
Net Revenue	3,737	2,564	45.7%	10,232	7,321	39.8%
Gross Profit	541	368	46.8%	1,484	1,019	45.6%
Gross Margin	14.5%	14.4%	10 bps	14.5%	13.9%	60 bps
Selling Expenses	(327)	(235)	39.3%	(917)	(686)	33.7%
General and Administrative Expenses	(49)	(32)	51.6%	(137)	(88)	55.6%
Selling, General and Adm. Expenses	(377)	(267)	40.8%	(1,054)	(774)	36.2%
% of Net Revenue	10.1%	10.4%	-30 bps	10.3%	10.6%	-30 bps
Other Operating Revenue (Expenses)	(9)	(1)	598.5%	(49)	2	n.a.
Depreciation (Logistic)	1	1	11.2%	3	3	0.3%
EBITDA	156	101	55.1%	385	251	53.2%
EBITDA Margin	4.2%	3.9%	30 bps	3.8%	3.4%	40 bps
Adjusted EBITDA (1)	165	102	62.2%	434	249	74.1%
Adjusted EBITDA Margin	4.4%	4.0%	40 bps	4.2%	3.4%	80 bps

(1) EBITDA adjusted for “Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses

For yet another quarter, Assaí posted strong net sales growth, of 45.7%, driven by double-digit same-store sales growth, significantly outpacing inflation, solid double-digit growth in customer traffic and the ongoing organic expansion. The banner already accounts for the largest share of sales in the Food segment, of 37% (vs. 29% in 3Q15), and will continue to focus its efforts on organic expansion, with 8 stores currently under construction, including 2 conversions from Extra Hyper to Assaí stores.

Assaí registered a significant improvement in profitability in the quarter, given the stability in gross margin and dilution of selling, general and administrative expenses by 30 bps supported by sales growth and the more disciplined control of expenses.

Consequently, Adjusted EBITDA was R$165 million, representing robust growth of 62.2% and outpacing sales growth in the period. Meanwhile, Adjusted EBITDA margin expanded 40 bps to 4.4%.

The improvement in profitability was achieved despite the opening of 12 stores in the last 12 months.

As a result of the increased operational leverage, Assaí posted net income of R$65 million, an increase of 75.6% on the prior-year period.

Via Varejo (1)

(R$ million)	3Q16	3Q15	Δ	9M16	9M15	Δ

Gross Revenue	4,667	4,615	1.1%	15,046	15,563	-3.3%
Net Revenue	4,060	4,077	-0.4%	13,070	13,755	-5.0%
Gross Profit	1,407	1,343	4.8%	4,501	4,528	-0.6%
Gross Margin	34.7%	32.9%	180 bps	34.4%	32.9%	150 bps
Selling Expenses	(1,130)	(1,050)	7.6%	(3,409)	(3,238)	5.3%
General and Administrative Expenses	(86)	(117)	-26.4%	(365)	(370)	-1.2%
Selling, General and Adm. Expenses	(1,216)	(1,168)	4.2%	(3,774)	(3,608)	4.6%
% of Net Revenue	30.0%	28.6%	140 bps	28.9%	26.2%	270 bps
Equity Income	6	6	0.0%	23	23	3.1%
Other Operating Revenue (Expenses)	(45)	(119)	-62.4%	(124)	(87)	43.2%
Depreciation (Logistic)	10	15	-29.3%	30	42	-28.4%
EBITDA	163	77	112.0%	656	898	-27.0%
EBITDA Margin	4.0%	1.9%	210 bps	5.0%	6.5%	-150 bps
Adjusted EBITDA (2)	208	196	6.0%	780	985	-20.8%
Adjusted EBITDA Margin	5.1%	4.8%	30 bps	6.0%	7.2%	-120 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted for “Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses.

In the quarter, Via Varejo registered consistent market share gains accompanied by higher profitability, reflecting the better adjustment to the assortment at stores, the solid performance of the technology and services categories and the better balance between sales and results.

Adjusted EBITDA amounted to R$208 million, with margin of 5.1%, expanding 30 bps from 3Q15. The main factors contributing to this result were:

▪  Gross profit of R$1,407 million, growing by 4.8% or R$ 64 million from 3Q15, impacted by:

o    positive effect of R$39 million from the recognition of tax credits;

o    negative effect of R$ 43 million related to the impact from the end of tax relief on payroll charges;

o    on a comparable basis, i.e., adjusted for the aforementioned impacts, gross margin in 3Q16 was stable compared to 3Q15 (33.5%), an improvement from gross margin adjusted for tax credits in 1H16, reflecting the better balancing of sales and profitability, as well as the higher penetration of the technology category.

▪  Selling, general and administrative expenses increased 4.2% compared to 3Q15 to R$ 1,216 million:

o    on a comparable basis, i.e., adjusted for the impact of R$61 million in 3Q15, and partially offset by the reversal of the provision of R$16 million in 3Q16, expenses were virtually stable as a ratio of net sales, reflecting Via Varejo’s capacity to adapt to current market conditions.

A highlight was the better trend in adjusted EBITDA margin excluding non-recurring tax credits of 140 bps compared to 2Q16, to 3.6%, reflecting the capacity to adapt to market conditions.

Via Varejo will continue to focus on capturing operating efficiency gains at its stores, implementing strategic projects and monitoring its cost and expense structure to continue delivering better results and higher profitability in the coming periods.

Financial Result

Consolidated

(R$ million)	3Q16	3Q15	Δ	9M16	9M15	Δ

Financial Revenue	101	168	-39.6%	382	581	-34.3%
Financial Expenses	(579)	(513)	12.8%	(1,713)	(1,645)	4.2%
Net Financial Revenue (Expenses)	(477)	(345)	38.4%	(1,332)	(1,064)	25.2%
% of Net Revenue	3.2%	2.4%	80 bps	2.9%	2.4%	50 bps

Charges on Net Bank Debt	(196)	(153)	28.6%	(511)	(388)	31.6%
Cost of Discount of Receivables of Payment Book	(91)	(78)	16.6%	(263)	(246)	6.9%
Cost of Sale of Receivables of Credit Card	(139)	(114)	22.0%	(463)	(432)	7.0%
Restatement of Other Assets and Liabilities	(51)	(0)	n.a.	(95)	3	n.a.
Net Financial Revenue (Expenses)	(477)	(345)	38.4%	(1,332)	(1,064)	25.2%

In 3Q16, the net financial result was an expense of R$477 million, increasing 38.4% on the same period last year. For a better understanding of the financial result and to eliminate potential distortions between quarters, the following explanations refer to the main variations in the year to date (9M16).

In 9M16, the net financial result was an expense of R$1,332 million, increasing 25.2%, or faster than the variation in the basic interest rate (average CDI rate in period), which is basically explained by the deterioration in net debt at Cnova and by the effects on the comparison base in the line Restatement of Other Assets and Liabilities. The main variations in the net financial result were:

▪  increase of R$123 million, or 31.6%, in charges on net debt, reflecting the lower average cash balance held in the period, which is basically explained by the deterioration in Cnova’s net debt, among other factors;

▪  increase of R$48 million, or 6.9%, in the cost of sale of receivables from cards and payment books, or slower than the variation in the CDI rate in the period. The Company held approximately R$1.8 billion in credit card receivables available for sale, consistent with its cash management strategy;

▪  increase of R$98 million in the line Restatement of Other Assets and Liabilities, which is mainly related to the positive impacts in 2015 from the inflation adjustment of recoverable taxes and real estate projects (INCC inflation).

In the current scenario marked by expectations of lower interest rates (based on target SELIC rate), the net financial result at the end of the year is expected to correspond to approximately 3% of net revenue. From an annualized perspective, a reduction of 50 bps in the interest rate would generate savings of R$40 to R$60 million in the financial result.

Net Income

	Consolidated			Food Businesses			Via Varejo

(R$ million)	3Q16	3Q15	Δ	3Q16	3Q15	Δ%	3Q16	3Q15	Δ%

EBITDA	503	483	4.2%	428	455	-6.0%	163	77	112.0%
Depreciation (Logistic)	(27)	(32)	-16.8%	(14)	(13)	8.0%	(10)	(15)	-29.3%
Depreciation and Amortization	(222)	(225)	-1.5%	(182)	(172)	5.9%	(42)	(45)	-6.2%
Net Financial Revenue (Expenses)	(477)	(345)	38.4%	(241)	(205)	17.7%	(160)	(69)	133.3%
Income (Loss)before Income Tax	(223)	(119)	86.6%	(9)	65	n.a.	(49)	(51)	-3.6%
Income Tax	13	63	-80.2%	(5)	(21)	-76.3%	17	39	-55.2%
Net Income (Loss)Company - continuing operations	(210)	(56)	274.2%	(14)	44	n.a.	(32)	(12)	160.9%
Net Margin	-1.4%	-0.4%	-100 bps	-0.1%	0.5%	-60 bps	-0.8%	-0.3%	-50 bps
Net Income (Loss) - Controlling Shareholders - continuing operations	(85)	12	n.a.	(12)	51	n.a.	(14)	(5)	160.9%
Net Margin - Controllings Shareholders	-0.6%	0.1%	-70 bps	-0.1%	0.6%	-70 bps	-0.3%	-0.1%	-20 bps

Other Operating Revenue (Expenses)	(116)	(203)	-42.8%	(51)	(81)	-37.6%	(45)	(119)	-62.4%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	28	61	-54.0%	13	20	-35.1%	15	40	n.a.
Adjusted Net Income (Loss)Company - continuing operations (1)	(122)	85	n.a.	23	106	-77.8%	(2)	66	n.a.
Adjusted Net Margin - Company	-0.8%	0.6%	-140 bps	0.2%	1.2%	-100 bps	-0.1%	1.6%	-170 bps
Adjusted Net Income (Loss)- Controlling Shareholders - continuing operations (1)	(27)	108	n.a.	26	113	-77.2%	(1)	29	n.a.
Adjusted Net Margin - Controlling Shareholders	-0.2%	0.7%	-90 bps	0.3%	1.3%	-100 bps	0.0%	0.7%	-70 bps

(1) Net Income adjusted for “Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses, excluding the effects of Income and social contribution taxes.

The consolidated net loss attributable to controlling shareholders of continuing operations was R$85 million in the quarter, which was affected primarily by Cnova Brasil. However, the improvement compared to 2Q16 demonstrates the Company’s gradual recovery despite the adverse economic scenario.

A highlight was the net income growth of 75.6% to R$65 million at Assaí, driven by the banner’s increased operational leverage.

In the Food segment, net income attributable to controlling shareholders and adjusted by other operating income and expenses was R$26 million, while Via Varejo’s result was virtually breakeven.

Indebtedness

Consolidated

(R$ million)	09.30.2016	09.30.2015	09.30.2015
			Comparable

Short Term Debt	(4,532)	(2,093)	(2,093)
Loans and Financing	(4,014)	(817)	(817)
Debentures and Promissory Notes	(518)	(1,276)	(1,276)
Long Term Debt	(2,149)	(4,267)	(4,267)
Loans and Financing	(1,250)	(3,370)	(3,370)
Debentures	(898)	(897)	(897)
Total Gross Debt	(6,680)	(6,360)	(6,360)
Cash and Financial investments	3,385	5,414	4,489
Net Debt	(3,296)	(946)	(1,871)
EBITDA(1)	2,032	3,865	3,865
Net Debt / EBITDA(1)	-1.62x	-0.24x	-0.48x
Payment Book - Short Term	(2,461)	(2,153)	(2,153)
Payment Book - Long Term	(228)	(122)	(122)
Net Debt with Payment Book	(5,984)	(3,221)	(4,146)
Net Debt with Payment Book / EBITDA(1)	-2.95x	-0.83x	-1.07x
On balance Credit Card Receivables	1,824	1,223	1,069
Net Debt with Payment Book and Credit Card Receivables not sold(2)	(4,160)	(1,998)	(3,077)
Net Debt with Payment Book and Credit Card Receivables not sold(2) / EBITDA(1)	-2.05x	-0.52x	-0.80x

Due to the ongoing ownership restructuring, as announced through the material fact notice of September 12, 2016, GPA will no longer control of Cnova NV activities outside Brazil. As a result, in September 2016, the net result after taxes from these activities was reported as a single line on the income statement and the balances of assets and liabilities were reported as held-for-sale assets and discontinued operations. The September 2015 statements of income and cash flow were adjusted using the same concept, in accordance with IFRS 5/CPC31. However, said technical rule does not require restatement of the balance sheet in such cases. To improve comparisons between periods, a column presenting comparable results for September 2015 was added to the above indebtedness table.

The Company ended September 2016 with a cash balance of R$3.4 billion and a balance of R$1.8 billion in receivables available for sale, bringing the aggregate amount of funds with immediately liquidity (if needed) to R$5.2 billion. In the same period of 2015, the cash position was R$5.6 billion. The Company also has approximately R$1.3 billion in pre-approved/confirmed credit facilities.

Gross debt ended the period at R$6.7 billion, increasing R$320 million, or 5%, from September 2015, although with an average cost below the interest rate in the period (9%). The payment book operation (CDCI) increased R$414 million, surpassing the growth in gross debt.

Consequently, net debt, including the payment book operation and receivables available for sale, stood at R$4.2 billion at end-September. The increase of R$ 1.1 billion in net debt(2) compared to September 2015 is mainly due to the higher debt at Cnova in 2016 (increase of around R$1.1 billion).

(1) EBITDA in the last 12 months.

(2) Includes unsold credit card receivables of R$1,824 million in 3Q16 and R$1,069 million in 3Q15.

Simplified Cash Flow Statement

Consolidated

(R$ million)	3Q16	3Q15	9M16	9M15

Cash Balance at Beginning of Period	3,716	6,811	11,015	11,149

Cash Flow from Operating Activities	804	(820)	(7,081)	(3,279)
EBITDA	503	483	1,220	2,270
Cost of Sale of Receivables	(230)	(192)	(725)	(678)
Working Capital	(148)	(1,371)	(7,317)	(3,850)
Assets and Liabilities Variation	679	260	(258)	(1,021)
Cash Flow from Investment Activities	(480)	(431)	(942)	(1,376)
Net Investment	(480)	(475)	(1,033)	(1,427)
Acquisition / Sale of Interest and Others	-	44	91	51

Change on net cash after investments	324	(1,251)	(8,023)	(4,655)

Cash Flow from Financing Activities	(24)	(317)	1,030	(1,253)
Dividends Payments and Others	-	(39)	(4)	(397)
Net Payments	(24)	(278)	1,034	(856)

Change on Net Cash	300	(1,568)	(6,993)	(5,908)

Exchange Rate	28	171	22	173

Cash Balance at End of Period	4,044	5,414	4,044	5,414

Net Debt	(2,636)	(946)	(2,636)	(946)

Due to the ongoing ownership restructuring, as announced through the material fact notice of September 12, 2016, GPA will no longer control of Cnova NV activities outside Brazil. The above cash flow includes Cnova NV activities outside Brazil in all periods

The Company’s cash position ended September 2016 at R$4 billion, down some R$1.4 billion from a year earlier. In the last nine months, the main variations were as follows:

▪  Deterioration in working capital, which is mainly explained by (i) the comparison-base effect from the increased gap between inventories and suppliers in 2015; (ii) weaker growth in Non-Food segments; and (iii) higher volume of receivables not sold in 2016;

▪  EBITDA suffered an impact of R$1 billion, which is mainly explained by the reduction of approximately R$500 million in Cnova’s operating result;

▪  Specific payments at Multivarejo;

▪  These effects were partially mitigated by (i) higher net financing (comparison-base effect due to the higher volume of maturities in 2015); (ii) lower investments, given the focus on profitability; and (iii) lower cash out of dividends and taxes.

Capital Expenditure

			Consolidated						Food Businesses
(R$ million)	3Q16	3Q15	Δ	9M16	9M15	Δ	3Q16	3Q15	Δ	9M16	9M15	Δ

New stores and land acquisition	108	158	-31.3%	309	416	-25.9%	107	140	-23.8%	303	366	-17.2%
Store renovations and conversions	177	155	14.1%	509	448	13.6%	154	137	12.8%	460	375	22.6%
Infrastructure and Others	133	187	-28.8%	472	626	-24.6%	87	89	-2.3%	286	271	5.2%
Non-cash Effect
Financing Assets	(8)	10	n.a.	(218)	6	n.a.	(9)	10	n.a.	(187)	26	n.a.
Total	410	510	-19.6%	1,071	1,496	-28.4%	339	376	-10.0%	862	1,039	-17.1%

The Group’s investment amounted R$410 million in 3Q16, of which 83% was allocated to the Food segment. In the first nine months of the year, investment came to R$1.1 billion, 80% of which was allocated to the Food segment.

Three Assaí stores and 1 Casas Bahia were opened in the quarter.

New stores accounted for 26% of total investment, or R$108 million, which was almost entirely allocated to the Food segment, given the current macroeconomic scenario, which is not as favorable for the Non-Food segment. There are currently 14 stores under construction, with priority given to higher-return formats.

Renovations and store conversions accounted for 43%, or R$177 million, of investment. The 14.1% increase reflects the need to renovate older stores and the energy efficiency project in partnership with Green Yellow, especially at Extra.

Infrastructure and other investments consumed R$133 million, or 32% of total investment, and were chiefly allocated to IT modernization projects and to improving logistics infrastructure.

Appendix II – Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Bricks and mortar (sale of home appliances and furniture) and E-commerce – grouped as follows:

Same-Store Sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects of Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

		Consolidated			Food Businesses
(R$ million)	09.30.2016	06.30.2016	09.30.2015	09.30.2016	06.30.2016	09.30.2015

Current Assets	19,918	19,448	19,622	7,988	7,956	7,497
Cash and Marketable Securities	3,385	3,716	5,414	1,937	1,426	2,667
Accounts Receivable	3,907	4,310	3,755	639	999	164
Credit Cards	1,802	1,982	1,223	402	820	57
Payment book	1,813	1,806	1,834	-	-	-
Sales Vouchers and Others	523	792	874	161	180	108
Allowance for Doubtful Accounts	(310)	(357)	(384)	(3)	(2)	(1)
Resulting from Commercial Agreements	79	87	208	79	74	15
Inventories	7,864	8,943	8,617	4,477	4,425	4,032
Recoverable Taxes	1,563	1,547	1,100	620	616	244
Noncurrent Assets for Sale	2,562	9	15	(0)	8	8
Expenses in Advance and Other Accounts Receivables	638	922	720	315	408	367

Noncurrent Assets	22,038	22,586	22,645	16,257	16,113	15,877
Long-Term Assets	4,907	5,113	5,368	1,964	1,960	2,146
Accounts Receivables	147	119	89	-	-	-
Credit Cards	22	15	-	-	-	-
Payment Book	143	119	99	-	-	-
Allowance for Doubtful Accounts	(18)	(15)	(10)	-	-	-
Recoverable Taxes	2,247	2,473	2,664	554	569	608
Deferred Income Tax and Social Contribution	296	330	568	15	16	79
Amounts Receivable from Related Parties	345	342	358	66	77	218
Judicial Deposits	1,197	1,151	1,023	673	629	593
Expenses in Advance and Others	675	699	667	656	669	648
Investments	488	469	504	317	303	329
Property and Equipment	10,603	10,532	10,192	9,155	9,032	8,634
Intangible Assets	6,039	6,472	6,581	4,821	4,819	4,768
TOTAL ASSETS	41,956	42,034	42,267	24,245	24,070	23,374

LIABILITIES

		Consolidated			Food Businesses
	09.30.2016	06.30.2016	09.30.2015	09.30.2016	06.30.2016	09.30.2015

Current Liabilities	22,328	21,666	20,200	9,737	9,087	7,282
Suppliers	8,520	10,268	10,792	4,537	4,470	3,822
Suppliers ('Forfait')	341	430	-	-	-	-
Loans and Financing	4,014	3,184	817	2,943	2,390	424
Payment Book (CDCI)	2,461	2,355	2,153	-	-	-
Debentures	518	575	1,276	518	575	1,276
Payroll and Related Charges	1,111	1,052	914	662	556	505
Taxes and Social Contribution Payable	696	729	768	172	179	198
Dividends Proposed	3	2	1	0	0	1
Financing for Purchase of Fixed Assets	136	113	64	136	86	64
Rents	126	119	103	83	77	69
Acquisition of minority interest	7	82	71	7	82	70
Debt with Related Parties	171	1,247	1,647	374	363	277
Advertisement	66	67	62	44	50	32
Provision for Restructuring	5	8	8	3	4	7
Advanced Revenue	327	350	306	39	56	104
Non-current Assets Held for Sale	3,124	-	-	-	-	-
Others	702	1,086	1,217	218	200	432

Long-Term Liabilities	6,992	7,484	8,274	4,724	5,193	6,442
Loans and Financing	1,250	1,803	3,370	1,116	1,653	2,961
Payment Book (CDCI)	228	193	122	-	-	-
Debentures	898	898	897	898	898	897
Financing for Purchase of Assets	4	4	4	4	4	4
Acquisition of minority interest	-	23	-	-	-	-
Deferred Income Tax and Social Contribution	1,039	1,058	1,195	1,016	1,031	1,166
Tax Installments	545	555	580	544	554	580
Provision for Contingencies	1,831	1,784	1,395	1,064	992	769
Advanced Revenue	1,137	1,117	653	27	29	29
Others	59	49	59	54	33	36

Shareholders' Equity	12,637	12,883	13,793	9,784	9,789	9,650
Capital	6,808	6,807	6,806	5,436	5,375	4,842
Capital Reserves	321	313	300	321	313	300
Profit Reserves	2,891	3,005	3,355	2,891	2,978	3,456
Adjustment of Equity Valuation	-	(15)	(94)	-	(14)	(94)
Minority Interest	2,617	2,773	3,425	1,136	1,138	1,146
TOTAL LIABILITIES	41,956	42,034	42,267	24,245	24,070	23,374

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	3Q16	3Q15	Δ	3Q16	3Q15	Δ	3Q16	3Q15	Δ	3Q16	3Q15	Δ	3Q16	3Q15	Δ

Gross Revenue	16,816	15,933	5.5%	10,946	9,574	14.3%	6,888	6,794	1.4%	4,059	2,779	46.0%	4,667	4,615	1.1%
Net Revenue	15,094	14,458	4.4%	10,090	8,852	14.0%	6,354	6,287	1.1%	3,737	2,564	45.7%	4,060	4,077	-0.4%
Cost of Goods Sold	(11,279)	(10,821)	4.2%	(7,839)	(6,713)	16.8%	(4,644)	(4,518)	2.8%	(3,195)	(2,195)	45.5%	(2,642)	(2,720)	-2.8%
Depreciation (Logistic)	(27)	(32)	-16.8%	(14)	(13)	8.0%	(13)	(12)	7.7%	(1)	(1)	11.2%	(10)	(15)	-29.3%
Gross Profit	3,789	3,605	5.1%	2,238	2,126	5.2%	1,697	1,758	-3.5%	541	368	46.8%	1,407	1,343	4.8%
Selling Expenses	(2,833)	(2,594)	9.2%	(1,563)	(1,425)	9.7%	(1,235)	(1,190)	3.8%	(327)	(235)	39.3%	(1,130)	(1,050)	7.6%
General and Administrative Expenses	(383)	(379)	1.1%	(224)	(194)	15.7%	(175)	(161)	8.5%	(49)	(32)	51.6%	(86)	(117)	-26.4%
Selling, General and Adm. Expenses	(3,216)	(2,973)	8.2%	(1,787)	(1,619)	10.4%	(1,411)	(1,351)	4.4%	(377)	(267)	40.8%	(1,216)	(1,168)	4.2%
Equity Income	20	22	-8.2%	14	16	-11.3%	14	16	-11.3%	-	-	n.a.	6	6	0.0%
Other Operating Revenue (Expenses)	(116)	(203)	-42.8%	(51)	(81)	-37.6%	(42)	(80)	-48.2%	(9)	(1)	598.5%	(45)	(119)	-62.4%
Depreciation and Amortization	(222)	(225)	-1.5%	(182)	(172)	5.9%	(149)	(147)	1.1%	(33)	(24)	34.6%	(42)	(45)	-6.2%
Earnings before interest and Taxes - EBIT	254	226	12.8%	232	270	-14.2%	110	195	-43.6%	122	75	62.4%	110	17	541.2%
Financial Revenue	101	168	-39.6%	56	81	-30.9%	47	71	-33.2%	9	10	-14.5%	33	90	-63.0%
Financial Expenses	(579)	(513)	12.8%	(297)	(286)	4.0%	(264)	(257)	2.5%	(34)	(29)	17.2%	(193)	(158)	22.0%
Net Financial Result	(477)	(345)	38.4%	(241)	(205)	17.7%	(216)	(186)	16.1%	(25)	(19)	34.1%	(160)	(69)	133.3%
Income (Loss) Before Income Tax	(223)	(119)	86.6%	(9)	65	n.a.	(106)	9	n.a.	97	56	71.8%	(49)	(51)	-3.6%
Income Tax	13	63	-80.2%	(5)	(21)	-76.3%	27	(2)	n.a.	(31)	(19)	64.6%	17	39	-55.2%
Net Income (Loss) Company - continuing operations	(210)	(56)	274.2%	(14)	44	n.a.	(80)	7	n.a.	65	37	75.6%	(32)	(12)	160.9%
Net Result from discontinued operations	(98)	(74)	32.5%	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Net Income (Loss) - Company	(308)	(130)	136.8%	(14)	44	n.a.	(80)	7	n.a.	65	37	75.6%	(32)	(12)	160.9%
Minority Interest - Noncontrolling - continuing operations	(125)	(68)	83.3%	(2)	(7)	-68.4%	(2)	(7)	-68.4%	-	-	n.a.	(18)	(7)	160.9%
Net Income (Loss) - Controlling Shareholders - continuing operations(1)	(85)	12	n.a.	(12)	51	n.a.	(77)	14	n.a.	65	37	75.6%	(14)	(5)	160.9%
Minority Interest - Noncontrolling - discontinued operations	(64)	(52)	24.1%	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Net Income (Loss) - Controlling Shareholders - discontinued operations(1)	(34)	(22)	52.0%	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	503	483	4.2%	428	455	-6.0%	272	354	-23.3%	156	101	55.1%	163	77	112.0%
Adjusted EBITDA (2)	619	686	-9.7%	478	536	-10.8%	313	434	-27.9%	165	102	62.2%	208	196	6.0%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% of Net Revenue
	3Q16	3Q15		3Q16	3Q15		3Q16	3Q15		3Q16	3Q15		3Q16	3Q15

Gross Profit	25.1%	24.9%		22.2%	24.0%		26.7%	28.0%		14.5%	14.4%		34.7%	32.9%
Selling Expenses	18.8%	17.9%		15.5%	16.1%		19.4%	18.9%		8.8%	9.2%		27.8%	25.8%
General and Administrative Expenses	2.5%	2.6%		2.2%	2.2%		2.8%	2.6%		1.3%	1.3%		2.1%	2.9%
Selling, General and Adm. Expenses	21.3%	20.6%		17.7%	18.3%		22.2%	21.5%		10.1%	10.4%		30.0%	28.6%
Equity Income	0.1%	0.2%		0.1%	0.2%		0.2%	0.3%		0.0%	0.0%		0.1%	0.1%
Other Operating Revenue (Expenses)	0.8%	1.4%		0.5%	0.9%		0.7%	1.3%		0.3%	0.1%		1.1%	2.9%
Depreciation and Amortization	1.5%	1.6%		1.8%	1.9%		2.3%	2.3%		0.9%	1.0%		1.0%	1.1%
EBIT	1.7%	1.6%		2.3%	3.1%		1.7%	3.1%		3.3%	2.9%		2.7%	0.4%
Net Financial Revenue (Expenses)	3.2%	2.4%		2.4%	2.3%		3.4%	3.0%		0.7%	0.7%		3.9%	1.7%
Income (Loss) Before Income Tax	-1.5%	-0.8%		-0.1%	0.7%		-1.7%	0.1%		2.6%	2.2%		-1.2%	-1.3%
Income Tax	0.1%	0.4%		0.0%	-0.2%		0.4%	0.0%		-0.8%	-0.7%		0.4%	1.0%
Net Income (Loss) - Company	-2.0%	-0.9%		-0.1%	0.5%		-1.3%	0.1%		1.7%	1.5%		-0.8%	-0.3%
Minority Interest - Noncontrolling - continuing operations	-0.8%	-0.5%		0.0%	-0.1%		0.0%	-0.1%		0.0%	0.0%		-0.4%	-0.2%
Net Income (Loss) - Controlling Shareholders - continuing operations(1)	-0.6%	0.1%		-0.1%	0.6%		-1.2%	0.2%		1.7%	1.5%		-0.3%	-0.1%
EBITDA	3.3%	3.3%		4.2%	5.1%		4.3%	5.6%		4.2%	3.9%		4.0%	1.9%
Adjusted EBITDA (2)	4.1%	4.7%		4.7%	6.1%		4.9%	6.9%		4.4%	4.0%		5.1%	4.8%

(1) Net Income after noncontrolling shareholders

(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	9M16	9M15	Δ	9M16	9M15	Δ	9M16	9M15	Δ	9M16	9M15	Δ	9M16	9M15	Δ

Gross Revenue	51,343	49,867	3.0%	32,228	28,913	11.5%	21,124	20,991	0.6%	11,104	7,922	40.2%	15,046	15,563	-3.3%
Net Revenue	45,980	45,170	1.8%	29,714	26,721	11.2%	19,482	19,400	0.4%	10,232	7,321	39.8%	13,070	13,755	-5.0%
Cost of Goods Sold	(34,298)	(33,691)	1.8%	(22,874)	(20,275)	12.8%	(14,130)	(13,977)	1.1%	(8,744)	(6,298)	38.8%	(8,539)	(9,184)	-7.0%
Depreciation (Logistic)	(84)	(97)	-13.5%	(41)	(42)	-0.4%	(38)	(38)	-0.4%	(3)	(3)	0.3%	(30)	(42)	-28.4%
Gross Profit	11,599	11,382	1.9%	6,798	6,404	6.1%	5,314	5,385	-1.3%	1,484	1,019	45.6%	4,501	4,528	-0.6%
Selling Expenses	(8,635)	(7,885)	9.5%	(4,806)	(4,321)	11.2%	(3,889)	(3,635)	7.0%	(917)	(686)	33.7%	(3,409)	(3,238)	5.3%
General and Administrative Expenses	(1,230)	(1,122)	9.7%	(653)	(557)	17.2%	(516)	(469)	10.0%	(137)	(88)	55.6%	(365)	(370)	-1.2%
Selling, General and Adm. Expenses	(9,866)	(9,007)	9.5%	(5,459)	(4,878)	11.9%	(4,405)	(4,105)	7.3%	(1,054)	(774)	36.2%	(3,774)	(3,608)	4.6%
Equity Income	81	84	-3.0%	58	61	-5.3%	58	61	-5.3%	-	-	n.a.	23	23	3.1%
Other Operating Revenue (Expenses)	(679)	(286)	137.3%	(357)	(182)	96.5%	(308)	(184)	67.7%	(49)	2	n.a.	(124)	(87)	43.2%
Depreciation and Amortization	(683)	(662)	3.2%	(535)	(506)	5.8%	(441)	(435)	1.2%	(95)	(71)	34.0%	(129)	(132)	-2.1%
Earnings before interest and Taxes - EBIT	453	1,511	-70.0%	505	900	-43.8%	219	723	-69.7%	286	177	62.0%	497	724	-31.4%
Financial Revenue	382	581	-34.3%	173	297	-41.9%	145	280	-48.3%	28	18	56.6%	205	267	-23.3%
Financial Expenses	(1,713)	(1,645)	4.2%	(836)	(844)	-1.0%	(736)	(768)	-4.1%	(101)	(77)	30.6%	(662)	(611)	8.3%
Net Financial Revenue (Expenses)	(1,332)	(1,064)	25.2%	(664)	(547)	21.3%	(591)	(488)	21.2%	(72)	(59)	22.7%	(457)	(344)	32.8%
Income Before Income Tax	(879)	447	n.a.	(159)	353	n.a.	(373)	235	n.a.	214	118	81.6%	40	380	-89.6%
Income Tax	17	(89)	n.a.	25	(88)	n.a.	103	(48)	n.a.	(78)	(40)	93.2%	(6)	(102)	-94.2%
Net Income (Loss) Company - continuing operations	(861)	358	n.a.	(133)	264	n.a.	(270)	187	n.a.	136	78	75.5%	34	278	-87.9%
Net Result from discontinued operations	(186)	(250)	-25.5%	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Net Income - Company	(1,048)	108	n.a.	(133)	264	n.a.	(270)	187	n.a.	136	78	75.5%	34	278	-87.9%
Minority Interest - Noncontrolling - continuing operations	(475)	33	n.a.	(7)	(14)	-52.4%	(7)	(14)	-52.4%	-	-	n.a.	19	157	-87.9%
Net Income (Loss) - Controlling Shareholders - continuing operations(1)	(387)	325	n.a.	(127)	278	n.a.	(263)	201	n.a.	136	78	75.5%	15	120	-87.9%
Minority Interest - Noncontrolling - discontinued operations	(128)	(173)	-26.0%	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Net Income (Loss) - Controlling Shareholders - discontinued operations(1)	(58)	(77)	-24.5%	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,220	2,270	-46.3%	1,082	1,447	-25.2%	697	1,196	-41.7%	385	251	53.2%	656	898	-27.0%
Adjusted EBITDA (2)	1,898	2,556	-25.7%	1,439	1,629	-11.7%	1,005	1,380	-27.2%	434	249	74.1%	780	985	-20.8%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% Net Sales Revenue
	9M16	9M15		9M16	9M15		9M16	9M15		9M16	9M15		9M16	9M15

Gross Profit	25.2%	25.2%		22.9%	24.0%		27.3%	27.8%		14.5%	13.9%		34.4%	32.9%
Selling Expenses	18.8%	17.5%		16.2%	16.2%		20.0%	18.7%		9.0%	9.4%		26.1%	23.5%
General and Administrative Expenses	2.7%	2.5%		2.2%	2.1%		2.6%	2.4%		1.3%	1.2%		2.8%	2.7%
Selling, General and Adm. Expenses	21.5%	19.9%		18.4%	18.3%		22.6%	21.2%		10.3%	10.6%		28.9%	26.2%
Equity Income	0.2%	0.2%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%		0.2%	0.2%
Other Operating Revenue (Expenses)	1.5%	0.6%		1.2%	0.7%		1.6%	0.9%		0.5%	0.0%		1.0%	0.6%
Depreciation and Amortization	1.5%	1.5%		1.8%	1.9%		2.3%	2.2%		0.9%	1.0%		1.0%	1.0%
EBIT	1.0%	3.3%		1.7%	3.4%		1.1%	3.7%		2.8%	2.4%		3.8%	5.3%
Net Financial Revenue (Expenses)	2.9%	2.4%		2.2%	2.0%		3.0%	2.5%		0.7%	0.8%		3.5%	2.5%
Income Before Income Tax	-1.9%	1.0%		-0.5%	1.3%		-1.9%	1.2%		2.1%	1.6%		0.3%	2.8%
Income Tax	0.0%	0.2%		-0.1%	0.3%		-0.5%	0.2%		0.8%	0.5%		0.0%	0.7%
Net Income - Company	-2.3%	0.2%		-0.4%	1.0%		-1.4%	1.0%		1.3%	1.1%		0.3%	2.0%
Minority Interest - Noncontrolling - continuing operations	-1.0%	0.1%		0.0%	-0.1%		0.0%	-0.1%		0.0%	0.0%		0.1%	1.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(1)	-0.8%	0.7%		-0.4%	1.0%		-1.3%	1.0%		1.3%	1.1%		0.1%	0.9%
EBITDA	2.7%	5.0%		3.6%	5.4%		3.6%	6.2%		3.8%	3.4%		5.0%	6.5%
Adjusted EBITDA (2)	4.1%	5.7%		4.8%	6.1%		5.2%	7.1%		4.2%	3.4%		6.0%	7.2%

(1) Net Income after noncontrolling shareholders

(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW

(R$ million)	Consolidated
	09.30.2016	09.30.2015

Net Income (Loss) for the period	(1,048)	109
Adjustment for reconciliation of net income
Deferred income tax	(92)	12
Loss (gain) on disposal of fixed and intangible assets	146	65
Depreciation and amortization	826	818
Interests and exchange variation	996	832
Adjustment to present value	-	(4)
Equity Income	(81)	(84)
Provision for contingencies	638	151
Share-Based Compensation	19	22
Allowance for doubtful accounts	438	429
Provision for obsolescence/breakage	19	(5)
Gains resulting from sale of subisidiaries	(94)	-
Deferred revenue	(236)	(139)
Other Operating Expenses	-	2
	1,531	2,208
Asset (Increase) decreases
Accounts receivable	(1,638)	(835)
Inventories	90	184
Taxes recoverable	(319)	(537)
Other Assets	(36)	(285)
Related parties	3	(157)
Restricted deposits for legal proceeding	(184)	(117)
	(2,084)	(1,747)
Liability (Increase) decrease
Suppliers	(5,055)	(3,199)
Suppliers ('Forfait')	(714)	-
Payroll and charges	152	47
Taxes and Social contributions payable	(51)	(31)
Other Accounts Payable	(574)	(190)
Contingencies	(271)	(217)
Deferred revenue	95	43
Taxes and Social contributions paid	(110)	(193)
	(6,528)	(3,740)

Net cash generated from (used in) operating activities	(7,081)	(3,279)

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES

	Consolidated
(R$ million)	09.30.2016	09.30.2015

Acquisition of property and equipment	(850)	(1,170)
Increase Intangible assets	(221)	(314)
Sales of property and equipment	38	57
Cash provided on sale of subisidiary	91	51
Net cash flow investment activities	(942)	(1,376)

Cash flow from financing activities
Increase of capital	2	14
Funding and refinancing	5,422	4,624
Payments of loans and financing	(4,987)	(6,603)
Dividend Payment	(4)	(397)
Acquisition of society	(80)	(74)
Transactions with minorities	-	(4)
Intercompany loans	677	1,187
Net cash generated from (used in) financing activities	1,030	(1,253)

Monetary variation over cash and cash equivalents	22	173
Increase (decrease) in cash and cash equivalents	(6,971)	(5,735)

Cash and cash equivalents at the beginning of the year	11,015	11,149
Cash and cash equivalents at the end of the year	4,044	5,414
Change in cash and cash equivalents	(6,971)	(5,735)

			BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	3Q16%		3Q15%		Δ	9M16%		9M15%		Δ

Pão de Açúcar	1,777	10.6%	1,728	10.8%	2.8%	5,359	10.4%	5,160	10.3%	3.9%
Extra (1)	4,251	25.3%	4,238	26.6%	0.3%	13,109	25.5%	13,455	27.0%	-2.6%
Convenience Stores (2)	298	1.8%	262	1.6%	13.8%	903	1.8%	721	1.4%	25.1%
Assaí	4,059	24.1%	2,779	17.4%	46.0%	11,104	21.6%	7,922	15.9%	40.2%
Other Businesses (3)	562	3.3%	566	3.6%	-0.7%	1,753	3.4%	1,655	3.3%	5.9%
Food Businesses	10,946	65.1%	9,574	60.1%	14.3%	32,228	62.8%	28,913	58.0%	11.5%

Pontofrio	739	4.4%	942	5.9%	-21.5%	2,542	5.0%	3,353	6.7%	-24.2%
Casas Bahia	3,929	23.4%	3,673	23.1%	6.9%	12,505	24.4%	12,210	24.5%	2.4%
Cnova	1,203	7.2%	1,744	10.9%	-31.0%	4,069	7.9%	5,390	10.8%	-24.5%
Non-Food Businesses	5,870	34.9%	6,359	39.9%	-7.7%	19,115	37.2%	20,954	42.0%	-8.8%

Consolidated	16,816	100.0%	15,933	100.0%	5.5%	51,343	100.0%	49,867	100.0%	3.0%

(1) Includes Extra Supermercado and Extra Hiper,

(2) Includes Minimercado Extra and Minuto Pão de Açúcar sales.

(3) Includes Gas Station, Drugstores, Deluvery sales and revenues from the leasing of commercial galleries.

			BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	3Q16%		3Q15%		Δ	9M16%		9M15%		Δ

Pão de Açúcar	1,634	10.8%	1,592	11.0%	2.6%	4,928	10.7%	4,749	10.5%	3.8%
Extra (1)	3,890	25.8%	3,896	26.9%	-0.1%	11,991	26.1%	12,353	27.3%	-2.9%
Convenience Stores (2)	277	1.8%	245	1.7%	13.4%	841	1.8%	676	1.5%	24.3%
Assaí	3,737	24.8%	2,564	17.7%	45.7%	10,232	22.3%	7,321	16.2%	39.8%
Other Businesses (3)	552	3.7%	555	3.8%	-0.4%	1,723	3.7%	1,622	3.6%	6.2%
Food Businesses	10,090	66.8%	8,852	61.2%	14.0%	29,714	64.6%	26,721	59.2%	11.2%

Pontofrio	672	4.4%	828	5.7%	-18.9%	2,240	4.9%	2,978	6.6%	-24.8%
Casas Bahia	3,389	22.4%	3,250	22.5%	4.3%	10,831	23.6%	10,777	23.9%	0.5%
Cnova	944	6.3%	1,530	10.6%	-38.3%	3,196	7.0%	4,694	10.4%	-31.9%
Non-Food Businesses	5,004	33.2%	5,607	38.8%	-10.8%	16,267	35.4%	18,449	40.8%	-11.8%

Consolidated	15,094	100.0%	14,458	100.0%	4.4%	45,980	100.0%	45,170	100.0%	1.8%
(1) Includes Extra Supermercado and Extra Hiper.

(1) Includes Extra Supermercado and Extra Hiper,

(2) Includes Minimercado Extra and Minuto Pão de Açúcar sales.

(3) Includes Gas Station, Drugstores, Deluvery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% OF NET SALES)

	CONSOLIDATED(1)				FOOD BUSINESSES
	3Q16	3Q15	9M16	9M15	3Q16	3Q15	9M16	9M15

Cash	44.6%	43.6%	44.1%	43.8%	51.6%	51.4%	51.8%	51.8%
Credit Card	44.8%	46.4%	45.9%	46.5%	38.3%	38.7%	38.3%	38.5%
Food Voucher	6.8%	6.2%	6.4%	5.8%	10.1%	9.9%	9.9%	9.7%
Payment Book	3.8%	3.9%	3.6%	3.9%	0.0%	0.0%	0.0%	0.0%

(1) Does not include Cdiscount.

	STORE OPENINGS/CLOSINGS BY BANNER
	09/30/2015	06/30/2016	Opened	Closed	Converted	09/30/2016

Pão de Açúcar	184	184	-	-	-	184
Extra Hiper	137	135	-	(1)	-	134
Extra Supermercado	199	194	-	-	-	194
Minimercado Extra	262	230	-	(21)	(1)	208
Minuto Pão de Açucar	39	67	-	-	1	68
Assaí	88	97	3	-	-	100
Other Business	239	231	-	-	-	231
Gas Station	82	76	-	-	-	76
Drugstores	157	155	-	-	-	155
Food Businesses	1,148	1,138	3	(22)	-	1,119
Pontofrio	301	225	-	(5)	-	220
Casas Bahia	715	750	1	(1)	-	750
Consolidated	2,164	2,113	4	(28)	-	2,089

Sales Area ('000 m2 )
Food Businesses	1,780	1,782				1,787
Consolidated	2,880	2,854				2,853

# of employees ('000) (1)	142	137				135

                          (1) Does not include Cdiscount employees.

3Q16 Results Conference Call and Webcast
Friday, October 28, 2016
11:00 a.m. (Brasília) | 9:00 a.m. (New York) | 14:00 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or 2820-4001

Conference call in English (simultaneous translation)
+1 (786) 924-6977

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012
Access code for Portuguese audio: 2291494#
Access code for English audio: 7887044#

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the third quarter of 2016 (3Q16), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended September 2016 was 8.48%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; Via Varejo, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings; and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 28, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.